Exhibit 99.2

SOLARBANK CORPORATION

	INTERIM FINANCIAL STATEMENTS		ANNUAL FINANCIAL STATEMENTS

☐	Mark this box if you would like to receive	☐	Mark this box if you would like to receive
	Interim Financial Statements by mail.		Annual Financial Statements by mail.

Financial Statements Request Form

Under securities regulations, a reporting issuer must send annually a form to holders to request the Interim Financial Statements and MD&A and/or the Annual Financial Statements and MD&A. If you would like to receive the report(s) by mail, please make your selection and return to:

505 Consumers Rd., Suite 803,

Toronto, Ontario, M2J 4Z2

Alternatively, you may choose to access the report(s) online at www.sedarplus.ca.

SolarBank Corporation will use information collected solely for the mailing of such financial statements.

If you wish to receive the financial statements by email, please provide your email address below.

Email Address

- OR -

Please place my name on your financial statement mailing list.

Name

Apt.	Street Number	Street Name

City

Prov. / State	Postal / Zip Code